Exhibit 99.2

PricewaterhouseCoopers
One Spencer Dock
North Wall Quay
Dublin 1
Ireland
I.D.E. Box No. 137
Telephone +353 (0) 1 792 6000
Facsimile +353 (0) 1 792 6200
www.pwc.com/ie

December 14, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We are aware that our report dated December 14, 2009 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2009 and June 30, 2008 and included in the Company's Form 6-K dated December 14, 2009, is incorporated by reference in its Registration Statement on Form F-1 dated December 14, 2009.

Yours truly,

PricewaterhouseCoopers